UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 28, 2025, UTime Limited (the “Company”) issued a press release announcing the launch of a smartwatch with integrated blood pressure monitoring functionality, further expanding the Company’s product portfolio in the health technology sector. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 28, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)